FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 17, 2008

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Suite 100, 1255 West Pender Street

Vancouver, B.C. Canada V6E 2V1

COMMISSION FILE NUMBER: 029718

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Las Vegas From Home.com Entertainment Inc.

Form 6K – January 17, 2008

▪

 EXHIBITS

Exhibit 99.1

Material Change Report dated January 17, 2008

Las Vegas From Home.com Entertainment Inc.

Form 6K – January 17, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

(Registrant)

By: “Jacob H. Kalpakian”

(Signature)

President & Director

Date: January 17, 2008

Las Vegas From Home.com Entertainment Inc.

Form 6K – January 17, 2008

Exhibit 99.1 Form 6K January 17, 2008

Form 51-102F3

Material Change Report

1.

Name and Address of Company

Las Vegas From Home.com Entertainment Inc.

#100 – 1255 West Pender Street

Vancouver, B.C.  V6E 2V1

(the “Company”)

2.

Date of Material Change

January 9, 2008

3.

News Release

News release was issued on January 9, 2008 and disseminated via Market Wire’s Canadian Timely Disclosure and Seattle Circuit Networks pursuant to section 7.1 of National Instrument 51–102.

4.

Summary of Material Change

The Company announced on January 9, 2008 that it entered into a Licensing Arrangement with CY Foundation Group in respect of its Asian Multi-Player Software Platform .  Also, the Company proposes a Qualifying Transaction with Touchdown Capital Inc. (“TD”).

5.

Full Description of Material Change

Please see full disclosure in the News Release dated January 9, 2008 attached hereto as Schedule “A”.

The Company and TD have certain common directors, officers and shareholders. Jake Kalpakian is the President, CEO, director and shareholder of each of the Company and TD and is also the CFO of TD. Bedo Kalpakian is the Chairman, CFO, director and shareholder of the Company and the Secretary, director and shareholder of TD. Each of Jake Kalpakian and Bedo Kalpakian is to enter into an employment or consulting agreement with TD in connection with the proposed Qualifying Transaction and are to remain directors of both the Company and TD.

The transaction is not expected to materially change the percentage of securities of the Company beneficially owned or controlled by any of the parties referred to

Las Vegas From Home.com Entertainment Inc.

Form 6K – January 17, 2008

in the immediately preceding paragraph. However, upon completion of the Qualifying Transaction, the Company will own or control more than 20% of the issued and outstanding shares of TD.

If required, the Qualifying Transaction will be approved by the independent directors of each of the Company and TD.

The Company and TD will obtain a formal valuation of the assets being sold by the Company to TD under the Qualifying Transaction, which valuation will be paid for by TD.

If required, the Company and TD will each have the Qualifying Transaction approved by a majority of their minority shareholders.

Closing of Phase One of the transaction is scheduled for the end of January, 2008. This closing date is less than 21 days after the date of this material change report because all necessary approvals for Phase One of this transaction are expected to be received by January 28, 2008 and accordingly, the Company intends to complete that portion of the transaction as soon as possible after such approvals have been obtained. The Qualifying Transaction is expected to close by April 30, 2008.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

Mr. Jake H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-0204, ext 6105.

9.

 Date of Report

This report is dated January 17, 2008.

Las Vegas From Home.com Entertainment Inc.

Form 6K – January 17, 2008

SCHEDULE “A”

Symbols: LVH .TSX Venture Exchange
LVFHF.OTC Bulletin Board
LVH. Berlin & Frankfurt Stock Exchanges

LVFH enters into Licensing Arrangement for Asian Multi-Player Software Platform with CY Foundation Group.  LVFH also proposes Qualifying Transaction with Touchdown Capital Inc. (“TD”)

➢

LVFH to license Asian Multi-Player Software Platform (“AMSP”) to CY Foundation Group; CY Foundation licensed in the People’s Republic of China to operate online games.

➢

Hong Kong based investor group to invest CDN $9.7 million of a proposed $10 million financing in TD.

➢

LVFH to receive 40,000,000 common shares or 26.5% in the capital of TD in return for providing a copy of its AMSP to TD.

Vancouver, British Columbia, January 9, 2008 – Las Vegas From Home.com Entertainment Inc. (the “Company”) or (“LVFH”), through its wholly-owned subsidiary, has signed a Software Licensing Agreement (“SLA”) with the subsidiary of CY Foundation Group Limited (“CYF”) (HKSE:1182) to provide CYF and its subsidiaries (the “CYF Group”) with its software gaming platform in the People’s Republic of China (“PRC”).  CYF, through a controlled entity in the PRC, is licensed by the Ministry of Culture of the Government of the PRC to operate online games and tournaments across China.

President and CEO Mr. Jake Kalpakian states “This is a tremendous opportunity for the Company.  This relationship allows us to be a recognized supplier in arguably the world’s most sought after market, all through a strong and solid organization such as CYF Group which has the licensing approvals from the government to operate tournament style games online as well as having a very impressive distribution network.  To learn more about CYF Group, please visit www.cyfoundation.com.”

Las Vegas From Home.com Entertainment Inc.

Form 6K – January 17, 2008

The Transaction:

Phase One

In addition to entering into an SLA to provide CYF Group with software for the entire PRC in which CYF Group pays LVFH a standard licensing royalty, the Company has also entered into a Definitive Agreement to pay CYF CDN$850,000 in order for CYF Group to exclusively use LVFH Software (“Exclusivity Rights”) to operate both the popular “Fight the Landlord” (“Dou Di Zhu”) and “13 Card Poker” (“Shi San Zhang”) online games (the “Selected LVFH Software”) in the Henan Province and in the city of Beijing including its suburbs (the “Designated Territory”).  CYF Group shall pay royalty payments to LVFH the greater of either 10% (ten percent) of all tournament fees collected by CYF Group less the tournament prizes paid to the players or 1% (one percent) of all tournament collection fees collected by CYF Group without any deductions for prizes paid to the players that are generated from the operations of the Selected LVFH Software and/or any other similar software CYF Group uses in the Designated Territory.

To acquire the Exclusivity Rights for its software in the Designated Territory for CDN$850,000, LVFH has arranged with Special Opportunity Limited (“SPO”), an investment holding company, to enter into a private placement with the Company to subscribe for 5,000,000 Units of the securities of LVFH at CDN$0.17 per unit with one whole warrant to buy an additional share at CDN$0.25 for a period of twelve months.  The above transaction is subject to TSX Venture Exchange (“Exchange”) and regulatory approvals.

Mr. Kalpakian adds “The purchase of the Exclusivity Rights for certain games in the Designated Territory not only solidifies our long term operating position in the PRC, but also has tremendous potential when you factor in the populations of Henan Province and Beijing, approximately 93.7 million and 15.3 million respectively, according to the National Bureau of Statistics of China www.stats.gov.cn/english/”.

Phase Two

LVFH, CYF, SPO and TD have signed a Letter of Intent (“LOI”) to effect the following transaction that would also be TD’s proposed “Qualifying Transaction”.  TD, a capital pool company listed on the Exchange (TSX:TDW.P), is related to LVFH by certain common management and directors.  The transaction will include, but not limited to, the following terms and conditions:

(a)

TD will forward split its common shares on a 2 (new) for 1 (old) share basis;

(b)

LVFH will sell to TD an undivided interest in the Asian Multi-player Software Platform and the Software Licensing Agreement between itself and CYF Group for a consideration of 40,000,000 post-split common shares of TD and LVFH will not sell or dividend out 20,000,000 of such shares prior to the date which is six months following the completion of the Qualifying Transaction and LVFH will not sell or dividend out the remaining 20,000,000 of such shares prior to the date which is two years following the completion of the Qualifying Transaction;

Las Vegas From Home.com Entertainment Inc.

Form 6K – January 17, 2008

(c)

SPO will purchase 97,000,000 post-split units of TD (the “TD Units”) and LVFH will arrange for purchasers of an aggregate of 3,000,000 TD Units at the price of CDN$0.10 per TD Unit for aggregate gross proceeds to TD of CDN$10,000,000, each TD Unit being comprised of one post-split common share of TD and one non-transferable share purchase warrant (a “TD Warrant”), where each TD Warrant entitles the holder to purchase one additional post-split common share of TD at the price of CDN$0.1875 for a term of one year.  Upon completion of the proposed transaction in Phase Two, both SPO and LVFH will separately be control block shareholders in TD;

(d)

TD will pay CDN$850,000 to LVFH in consideration for its acquisition from LVFH of the Exclusivity Rights, payable as to CDN$425,000 in cash and as to CDN$425,000 in post-split common shares of TD to be issued at a deemed price equal to the five day average trading price of the post-split common shares of Touchdown immediately following the first 30 days of trading following the completion of the Qualifying Transaction less the maximum discount permitted by the Exchange; and,

(e)

Upon completion of the transaction, the proposed board composition of TD will be Jake Kalpakian and Bedo Kalpakian, two nominees of SPO, and one independent director.

TD will be engaging Wellington West Capital Markets as a member firm of the Exchange to sponsor the Qualifying Transaction.  Along with Wellington West,  Evans and Evans will also be engaged to provide a Fairness Evaluation and Business Plan in the form that meets the requirements of the Exchange as well as assist in preparing a detailed Information Circular and Disclosure Document also in the form required by the Exchange.  The entire Qualifying Transaction will be subject to Exchange, shareholders and any other applicable approvals.  In the event that all the necessary approvals are not obtained by April 30, 2008, the second phase of the transaction will be terminated and will be of no further force or effect.

Mr. Kalpakian continues “We are excited at the opportunities Phase Two of the transaction potentially offers.  The funding of approximately CDN$10,000,000 into TD will allow for a strong infrastructure and marketing investment by TD in China.  For CYF Group, it allows for another development office to be opened in the PRC to meet their specific development requirements for a larger variety of games much faster.  For TD and LVFH shareholders, it will allow them to participate in a pure and licensed online gaming business in the PRC”.

For more information on the Company, please contact us at (604) 681-0204.

Las Vegas From Home.com Entertainment Inc.

Form 6K – January 17, 2008

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

“Jacob H. Kalpakian”
_____________________________
Jacob H. Kalpakian,
President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

This release does not constitute an offer for sale of securities in the United States.

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement in this release containing words such as "believes,” "plans," "expects" or "intends" and other statements that are not historical facts are forward-looking, and these statements involve risks and uncertainties and are based on current expectations. Consequently, actual results could differ materially from the expectations expressed in these forward-looking statements.

Las Vegas From Home.com Entertainment Inc.

Form 6K – January 17, 2008